January 14, 2010
VIA EDGAR AND FACSIMILE (202) 772-9198
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Jeffrey P. Riedler Assistant Director

Re:	Health Benefits Direct Corporation Registration Statement on Form S-1/A Filed December 31, 2009 File No. 333-162712
Dear Mr. Riedler:
On behalf of Health Benefits Direct Corporation (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 13, 2010 with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 referred to above (the “Registration Statement”).
In response to your letter, set forth below are your comments in bold followed by the Company’s response to each comments.
Where indicated below, the Company has made changes to the referenced disclosures in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter. Amendment No. 2 also contains certain changes and additions resulting from recent developments and management’s ongoing review of the disclosures contained therein.
We have sent to your attention via overnight delivery one courtesy copy of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 2 as filed via EDGAR; and (iii) Amendment No. 2, marked to show changes against Amendment No. 1, as filed with the Commission on January 14, 2010.

Securities and Exchange Commission

January 14, 2010
Form S-1/A filed December 31, 2009
1.	We note your response to our prior comment 1 and advise you that because the company is offering subscription rights to subscribe for units under this registration statement the units themselves should also be registered. Please revise your filing, where appropriate, to include the units as securities in the offering.

Response: In response to the staff’s comment above, the Company has revised the fee table on the cover page of the Registration Statement and the heading on the cover page of the prospectus in Amendment No. 2 to reflect the fact that the units themselves will be registered in this offering.

2.	Please amend your filing to update all executive compensation information to include compensation information for the fiscal year ended December 31, 2009.

Response: Pages 83 to 91 of Amendment No. 2 contain updated executive compensation information for the fiscal year ended December 31, 2009.
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In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking action with respect to the Registration Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If you have any questions, please feel free to contact me at (484) 654-2206.
Regards,
/s/ ANTHONY R. VERDI
Anthony R. Verdi
Enclosures

cc:	Laura Crotty (Securities and Exchange Commission) James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP) Angela M. Jones (Morgan, Lewis & Bockius LLP)